Exhibit 12.1
Noble Corporation
Statement Regarding Computation of Ratios

	Nine
	Months
	Ended
	September 30,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees	$1,508,029	$1,913,586	$1,490,653	$921,845	$361,507	$155,635
Add: Fixed charges	50,226	55,347	66,523	56,298	35,443	36,021
Add: Amortization of capitalized interest	3,339	3,783	2,662	1,827	1,827	1,827
Less: Interest capitalized	(41,748)	(47,727)	(50,421)	(37,853)	(13,989)	—

Total earnings	$1,519,846	$1,924,989	$1,509,417	$942,117	$384,788	$193,483

Fixed charges:
Interest expense (1)	$1,261	$4,388	$13,111	$16,167	$19,786	$34,389
Interest capitalized	41,748	47,727	50,421	37,853	13,989	—
Estimate of interest within rental expense	7,217	3,232	2,991	2,278	1,668	1,632

Total fixed charges	$50,226	$55,347	$66,523	$56,298	$35,443	$36,021

Ratio of Earnings to Fixed Charges	30.3	34.8	22.7	16.7	10.9	5.4

(1)	Includes amortization of discounts and capitalized expenses related to indebtedness